OFFSHORE GROUP INVESTMENT LIMITED

c/o Vantage Drilling Company

777 Post Oak Boulevard, Suite 800

Houston, Texas 77056

March 12, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Offshore Group Investment Limited

Registration Statement on Form S-4

File No. 333-185117

Ladies and Gentlemen:

With regard to the above listed filing of Offshore Group Investment Limited (the “Company”), the Company hereby makes the following representations.

The Company is registering the exchange of its 7.5% Senior Secured First Lien Notes due 2019 described in the above listed filing in reliance on the staff’s position in the following no-action letters: Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988); Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991); and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The Company has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (1) could not rely on the staff position enunciated in the Exxon Capital and Morgan Stanley no-action letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K. In addition, (1) no broker-dealer has entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the securities to be received in the exchange offer and (2) the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds securities to be exchanged in the exchange offer for its own account as a result of market-making activities or other trading activities, and who receives exchange securities in exchange for such securities pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of such exchange securities.

If any member of the staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (281) 404-4700.

Very truly yours,

/s/ Douglas G. Smith

Douglas G. Smith

Chief Financial Officer